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                          January 25, 2022

       Kim Rivers
       Chief Executive Officer
       Trulieve Cannabis Corp.
       6749 Ben Bostic Road
       Quincy, FL 32351

                                                        Re: Trulieve Cannabis
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 21,
2022
                                                            File No. 333-262299

       Dear Ms. Rivers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Rourke Reed